BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

200 WEST MADISON STREET, SUITE 3900

CHICAGO, ILLINOIS 60606

Telephone (312) 984-3100

Facsimile (312) 984-3150

June 10, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Michael R. Clampitt
Jonathan E. Gottlieb

Re:	West Suburban Bancorp, Inc.
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Schedule 14A, filed April 9, 2009
File No. 000-17609

Dear Messrs. Clampitt and Gottlieb:

On behalf of West Suburban Bancorp, Inc. (the “Company”), we hereby submit the following responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 10, 2010 (the “Comment Letter”), to Mr. Kevin J. Acker, Chairman and Chief Executive Officer of the Company, with respect to the above-referenced filings. As discussed with the Staff, the following responses were originally provided to the Staff on June 10, 2010 and the responses have not been updated to reflect the events or changes in fact that have occurred since such time.  For example, each of the two Cease and Desist Orders that West Suburban Bank was under and which are referred to in Comments 4, 7 and 8 were terminated subsequent to June 10, 2010 and are no longer in effect.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment letter in bold italics followed by the Company’s responses.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 3

1.                                      Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101(c)(1) of Regulation S-K, to disclose the following information:

•                                          identify the principal products produced and services rendered by you, which are real estate loans, (residential, home equity, commercial, and construction) and commercial loans, as required by Item 101(c)(1)(i);

•                                          address any changes in your business as a result of the recession and your financial condition including drops in loans and deposits, increases in defaults and foreclosures, as required by Item 101(c)(1); and

•                                          briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, modify mortgages, any changes in the underwriting standards you use to extend credit and any changes in the number or amounts of loans you originate, as required by Item 101(c)(1).

In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings.  Attached as Exhibit 1 is a revised version of the disclosure under the heading “REGISTRANT AND ITS SUBSIDIARY” in the Business section (Item 1) of the Company’s Form 10-K for the year ended December 31, 2009, marked to highlight the proposed changes to the disclosure.  The revised disclosure responsive to this comment is included in the fourth, fifth, eighth, ninth and tenth paragraphs of Exhibit 1.  The Company undertakes to include such revised disclosure, as appropriate, in its future filings.

2.                                      Please provide to us and undertake to include in your future filings, revision of the table, on the top of page 4, to discuss the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K.

All of the Company’s products and services are directly or indirectly related to the business of retail banking and all activity is reported as one segment of operations.  In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings to clarify that the Company’s results of operations are reported as one segment.  Attached as Exhibit 1 is a revised version of the disclosure under the heading “REGISTRANT AND ITS SUBSIDIARY” in the Business section (Item 1) of the Company’s Form 10-K for the year ended December 31, 2009, marked to highlight the proposed changes to the disclosure.  The revised disclosure responsive to this comment is included in the seventh paragraph of Exhibit 1.  The Company undertakes to include such revised disclosure, as appropriate, in its future filings.

3.                                      Please provide to us and undertake to include in your future filings, disclosure of the following information:

•                                          the amount and percentage of your deposits that are brokered deposits;

•                                          the amount and percentage of your loans that are subprime, alt-A, no documentation or stated income; and

•                                          the amount and percentage of your loans that you purchased instead of originated.

As of December 31, 2009, in accordance with applicable regulatory call report instructions, the Bank reported that it had no brokered deposits.

The Bank does not originate, and it has no current plans to originate, subprime, alt-A, no documentation or stated income loans.  Although there is no industry standard definition of “subprime loans,” the Bank categorizes certain loans as subprime for its purposes using a set of factors that the Bank’s management believes are consistent with industry practice, relating to, among other things, credit ratings, ratios of debt to income or assets, ratios of loan to value and loan amounts.

Although the Bank held approximately $19 million of residential mortgage loans purchased from third party originators as of December 31, 2009, the Bank has not purchased any loans since August 2008.  The Bank’s general policy is to originate only residential mortgage loans that conform with the underwriting standards of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation and which would qualify for sale into the secondary mortgage market.

In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings.  Attached as Exhibit 1 is a revised version of the disclosure under the heading “REGISTRANT AND ITS SUBSIDIARY” in the Business section (Item 1) of the Company’s Form 10-K for the year ended December 31, 2009, marked to highlight the proposed changes to the disclosure.  The revised disclosure responsive to this comment is included in the fourth and fifth paragraphs of Exhibit 1.  The Company undertakes to include such revised disclosure, as appropriate, in its future filings.

Supervision and Regulation, page 4

Recent Regulatory Issues, page 10

4.                                      Please provide to us and undertake to include in your future filings, revision of this section to provide more detailed disclosure of each of the unsafe or unsound business practices and violations law, rule, or regulation and each of the affirmative actions that the FDIC and the State of Illinois, Banking Division ordered you to undertake in the two Cease and Desist Orders, that you have taken and, whether management believes it is in compliance with each of the Cease and Desist Orders.  Please delete your disclaimers that the orders do “not relate to the safety and soundness of its financial operations or internal controls over financial reporting” since contrary to these disclaimers both explicitly find that you engaged in “unsafe or unsound banking practices” and failed to exercise adequate supervision and controls.

In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings.  Attached as Exhibit 2 is a revised version of the disclosure under the heading “SUPERVISION AND REGULATION—Recent Regulatory Issues” in the Business section (Item 1) of the Company’s Form 10-K for the year ended December 31, 2009, marked to highlight the proposed changes to the disclosure.  The Company undertakes to include such revised disclosure, as appropriate, in its future filings so long as the Cease and Desist Orders remain in effect.

Risk Factors, page 17

5.                                      Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section “the most significant factors that make the offering speculative or risky.”  Item 503(c) specifically notes that an issuer should not present risks that apply to any issuer or any offering.  Please review all risks and remove or particularize those that do not comply with this directive including, but not limited to, those relating to the following:

•                                          interest rates (page 19);

•                                          government regulation (page 20);

•                                          managing growth (page 21);

•                                          loss of key managers (page 21);

•                                          higher FDIC deposit insurance premiums and assessments (page 22);

•                                          examination and challenges by taxing authorities (page 23);

•                                          changes in accounting standard (page 23);

•                                          legal limits on dividends (page 23);

•                                          system failures or breaches of the company’s network security (page 24); and

•                                          operational risks (page 24).

The Company regularly evaluates and updates the risk factors included in its periodic filings with the Commission to reflect any changes in such factors.  In response to the Staff’s comment, the Company reviewed all of the risk factors included in its Form 10-K for the year ended December 31, 2009, including the specific risk factors listed in the Comment Letter.  The Company proposes to revise its disclosure in the “Risk Factors” section of the Company’s Form 10-K for the year ended December 31, 2010, and in other future filings, as appropriate, to focus on risks that specifically apply to the Company.  Specifically, the Company intends to modify certain of the risk factors listed in the Comment Letter to particularize them to the Company, including “interest rates (page 19),” “loss of key managers (page 21),” “legal limits on dividends (page 23)” and “system failures or breaches of the company’s network security (page 24).”  Exhibit 3 includes revised versions of these risk factors, and the Company undertakes to include such revised disclosure, as appropriate, in the “Risk Factors” section of the Company’s Form 10-K for the year ended December 31, 2010.  In addition, in response to the Staff’s comment, the Company intends to delete the risk factor regarding “changes in accounting standards (page 23).”   The Company believes that certain of the risk factors specifically listed in the Comment Letter were already particularized for the Company, including “government regulation (page 20),” “managing growth (page 21),” “higher FDIC deposit insurance premiums and assessments (page 22),” “examination and challenges by taxing authorities (page 23)” and “operational risks (page 24),” and as a result, the Company does not intend to modify those risk factors.

6.                                      Please provide to us and undertake to include in your future filings, a risk factor discussing the risks associated with the control of the Acker family including the following:

•                                          Kevin Acker is the Chairman and Chief Executive Officer;

•                                          his brother Keith is Chief Operations Officer and is President of the Bank;

•                                          a third brother, Craig, is a director of the Bank;

•                                          the three brothers beneficially own over seventeen percent of your stock; and

•                                          the Acker family beneficially own 21.7 percent of the outstanding stock.

Discuss the extent to which the Acker family controls the results of elections of directors, other shareholder votes or the operation of the company and the Bank.

In response to the Staff’s comment, the Company proposes to revise its disclosure in the “Risk Factors” sections of future filings.  A new draft risk factor is included in Exhibit 4.  The Company undertakes to include such risk factor, as appropriate, in its future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Exhibit 13, page 39

7.                                      Please provide to us and undertake to include in your future filings, an introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited, the following:

•                                          provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•                                          identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term including, but not limited to the following:

•                                          how you have been effected by the financial and credit crisis;

•                                          the economic recession in your market area;

•                                          trends in residential and commercial real estate prices, residential and commercial real estate sales and new construction residential and commercial in your market areas; and

•                                          trends in unemployment in your market areas;

•                                          recent cease and desist orders issued the FDIC; and

•                                          Identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital.

In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings.  Attached as Exhibit 5 is a new Executive Overview section to be inserted on the first page of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section.  The Company undertakes to include such revised disclosure, as appropriate, in its future filings.

Exhibits

8.                                      Please provide to us and file as exhibits, pursuant to Item 601(b)(10) of Regulation S-K, the following documents:

•                                          the Stipulation and Consent to the Issuance of an Order to Cease and Desist, dated December 2, 2008 and the related Order to Cease and Desist issued by the FDIC and the State of Illinois, Banking Division, dated December 3, 2008;

•                                          the Stipulation and Consent to the Issuance of an Order to Pay Civil Money Penalty, dated April 20, 2009 and the related Order to Pay Civil Money Penalty, issued by the FDIC, dated April 23, 2009;

•                                          the Stipulation and Consent to the Issuance of an Order to Pay Civil Money Penalty and the related Order to Pay Civil Money Penalty, issued by the FDIC, dated September 23, 2009; and

•                                          the Stipulation and Consent to the Issuance of an Order to Cease and Desist, dated December 2, 2008 and the related Order to Cease and Desist issued by the FDIC, dated December 3, 2008.

The Company previously disclosed the material provisions of the Stipulation and Consent to the Issuance of an Order to Cease and Desist, dated December 2, 2008 and the related Order to Cease and Desist issued by the FDIC and the State of Illinois, Banking Division, dated December 3, 2008, and the Stipulation and Consent to the Issuance of an Order to Cease and Desist, dated December 2, 2008 and the related Order to Cease and Desist issued by the FDIC, dated December 3, 2008 (together, the “C&D Orders”).  Further, in response to comment 4 of the Comment Letter, the Company has proposed additional disclosure regarding the material provisions of the C&D Orders.  In response to the Staff’s comment, the Company undertakes to file the C&D Orders as exhibits pursuant to Item 601(b)(10) of Regulation S-K so long as the C&D Orders remain in effect.

The Company notes that it is subject to a Stipulation and Consent to the Issuance of an Order to Pay Civil Money Penalty and the related Order to Pay Civil Money Penalty, issued by the FDIC, dated September 23, 2009, relating to the Bank’s compliance with the Home Loan Disclosure Act with respect to loan applications received in 2007 (the “HMDA Order”), and a Stipulation and Consent to the Issuance of an Order to Pay Civil Money Penalty and the related Order to Pay Civil Money Penalty, issued by the FDIC, dated September 23, 2009, relating to the Bank’s compliance with certain procedural requirements of the Flood Disaster Protection Act (the “FDPA Order”).  The Company is not subject to a Stipulation and Consent to the Issuance of an Order to Pay Civil Money Penalty, dated April 20, 2009 and the related Order to Pay Civil Money Penalty, issued by the FDIC, dated April 23, 2009.  The Company has determined that each of the HMDA Order and the FDPA Order is not material to the Company.  The HMDA Order imposes a one-time civil monetary penalty on the Company’s subsidiary bank in the amount of $7,000, and the FDPA Order imposes a one-time civil monetary penalty on the Company’s subsidiary bank in the amount of $2,950.  The Company believes that these amounts are immaterial.

Schedule 14A

Audit Committee, page 6

9.                                      Please provide to us and undertake to include in your future filings, the disclosure required by Item 407(d)(3) of Regulation S-K.

The Company believes that the disclosure required by Item 407(d)(3) of Regulation S-K was provided on page 24 of the Company’s Schedule 14A, filed April 9, 2010.

Risk Assessments with Respect to Compensation, page 11

10.                               Please provide to us and undertake to include in your future filings, revision of this section as required by Item 402(s) of Regulation S-K to provide investors with material information concerning how you compensate and incentivize your employees that may create risks that are reasonably likely to have a material adverse effect on you.  Please consider the examples set forth in Item 402.

The Company does not believe that its compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.  The Company’s named executive officers have not received any incentive compensation in any of the past three years, and the primary and largest component of their compensation is comprised of a fixed base salary.  Other compensation includes insurance benefits, country club dues, 401(k) plan contributions and contributions under a Deferred Compensation Plan, and the Company does not believe that these other components of compensation are reasonably likely to have a material adverse effect on the Company.

*     *     *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing provides a complete response to the Comment Letter.  We greatly appreciate your review of and assistance with this response.  Please contact me if you have any questions or require any additional information.

Very truly yours,
/s/ Andrew R. Grossmann
Andrew R. Grossmann

Enclosure

cc:	Mr. Kevin J. Acker
Mr. Duane G. Debs

EXHIBIT 1

ITEM 1.                       BUSINESS

REGISTRANT AND ITS SUBSIDIARY

West Suburban Bancorp, Inc., an Illinois corporation organized in 1986, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and the parent company of West Suburban Bank.

The Bank is headquartered in Lombard, Illinois, and, as of December 31, 2009, maintained 35 full-service branches, five limited-service branches and four departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout the western suburbs of Chicago. Due to the nature of the market areas served by the Bank, the Bank provides a wide range of financial services to individuals and small to medium sized businesses. The western suburbs of Chicago have a diversified economy with many corporate headquarters and numerous small to medium sized industrial and non-industrial businesses.

The following table sets forth financial and other information concerning the Bank as of and for the year ended December 31, 2009 (dollars in thousands):

Year Formed/Year
Affiliated with	Number of	Total	Shareholders'	Net	Return on Average
West Suburban	Locations	Assets	Equity	Loss	Assets	Equity
West Suburban Bank
(1962/1988)	40	$1,933,032	$145,630	$(815)	(0.04)%	(0.55)%

The Bank engages in a general full service retail banking business and offers a broad variety of consumer and commercial products and services~~.~~ , including deposit accounts, secured and unsecured loans and residential mortgage originations.  For all customers, the Bank offers checking, savings and money market accounts, as well as certificates of deposit.  The transaction accounts and certificates of deposit are tailored to the Bank’s market area at rates competitive with those offered in the western suburbs of Chicago.  The Bank focuses on traditional, retail deposits from residents and businesses in its market area.  As of December 31, 2009, in accordance with applicable regulatory call report instructions, the Bank reported that it had no brokered deposits.

For consumers, the Bank offers installment and real estate loans and lines of credit, including home equity lines of credit and loans and lines of credit offered under credit card accounts.  For commercial clients, the Bank provides loans for a variety of general commercial purposes, including financing for commercial and industrial projects, income producing commercial real estate, owner-occupied real estate and construction and land development.  Although the Bank held approximately $19 million of residential mortgage loans purchased from third party originators as of December 31, 2009, the Bank has not purchased any loans since August 2008.  The Bank’s general policy is to originate only residential mortgage loans that conform with the underwriting standards of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation and which would qualify for sale into the secondary mortgage market.  The Bank does not originate, and it has no current plans to originate, subprime, alt-A, no documentation or stated income loans.  Although there is no industry standard definition of “subprime loans,” the Bank categorizes certain loans as subprime for its purposes using a set of factors that the Bank’s

1

management believes are consistent with industry practice, relating to, among other things, credit ratings, ratios of debt to income or assets, ratios of loan to value and loan amounts.

The Bank also offers insurance services through West Suburban Insurance Services, Inc., land trust services and safe deposit boxes. The Bank provides extended banking hours, including Sunday hours and 24-hour banking through a proprietary network of 64 automated teller machines, Tele-Bank 24 (a bank-by-phone system) and online banking at www.westsuburbanbank.com. Other consumer related services are also available, including investment products and a Visa card through West Suburban Bank card services.

~~The following table sets forth financial and other information concerning the Bank as of and for the year ended December 31, 2009 (dollars in thousands):~~

All of the Company’s products and services are directly or indirectly related to the business of retail banking and all activity is reported as one segment of operations.  For the years ended December 31, 2009, 2008 and 2007, the Company had interest income of $82.1 million, $95.1 million and $108.5 million, respectively, and net income (loss) of $(.8 million), $16.8 million and $23.4 million, respectively.  The Company had total assets of $1.9 billion as of December 31, 2009, 2008 and 2007.

Like many other financial institutions, the Bank’s results for the year ended December 31, 2009, were impacted by the continuing economic downturn.  Although the Bank’s total deposits as of December 31, 2009 increased to $1.8 billion from $1.6 billion as of December 31, 2008, the Bank’s total loans decreased $56 million over the same period as a result of lower loan demand and the increase in charge-offs and transfers to other real estate.  In 2009, the demand in the Bank’s market area for high quality loans that meet the Bank’s prudent lending standards decreased significantly.  Specifically, in 2009, there were decreases in the Bank’s home equity, residential real estate and commercial loan portfolios.  The decrease in the home equity loan portfolio was due to payoffs resulting from refinancing activity, as well as a decrease in home equity loan originations as customers have been affected by decreasing home values reducing their ability to qualify for loans as they are no longer eligible to tap into excess collateral in their homes. The decrease in the residential real estate loan portfolio was due to refinancing activity in the mortgage loan portfolio.  The decrease in the commercial loan portfolio was due to charge-offs and transfers to other real estate owned.

The Bank experienced an increase in defaults and foreclosures in 2009, primarily in its commercial loan portfolio.  The Bank’s non-accrual loans increased from $23.6 million at the end of 2008 to $38.0 million at the end of 2009.  In addition, the Bank’s other real estate owned increased from $4.7 million to $26.0 million at the end of 2009.  The combination of the increase in non-accrual loans and other real estate resulted in an increase in non- performing assets to 3.34% of total assets at December 31, 2009 from 1.60% at December 31, 2008.  Net loan charge-offs were $14.6 million and $4.1 million in 2009 and 2008, respectively.  The Bank has assembled a group of experienced lenders to manage problem assets in its market area.  Proactive management of loans is a high priority with the Bank’s senior management.

In response to the weakened economy, the Bank has applied tighter underwriting standards to new loan originations, and the Bank has made fewer exceptions to these standards.  Although the Bank does not have any formal loan modification programs in place, it engages in loan modifications on a case-by-case basis with borrowers who can demonstrate an ability to continue to make loan payments, although the Bank has generally not provided principal reductions.

2

EXHIBIT 2

SUPERVISION AND REGULATION

~~Recent Regulatory Issues~~Regulatory Issues

As an Illinois-chartered, non-member bank, the Bank is subject to periodic regulatory examinations by the DFPR and the FDIC.  Bank regulators use examinations to periodically assess the overall financial condition of the Bank, its risk exposures and its compliance with laws and regulations.  Safety and soundness examinations are generally conducted separately from examinations of the Bank’s compliance with applicable consumer laws and regulations and the Bank Secrecy Act (the “BSA”).

~~On~~In connection with a prior examination of the Bank’s compliance with the BSA, on December 3, 2008, the Bank entered into an Order to Cease and Desist (the “2008 Order”) with the FDIC and the DFPR, which is based on FDIC and DFPR findings that the ~~Bank’s Secrecy Act~~BSA/Anti-Money Laundering Program (“BSA/AML Program”) was inadequate and that the Bank had violated various laws and regulations related to the ~~Bank Secrecy Act (the “BSA”).~~ BSA. The 2008 Order does not relate to the Bank’s asset quality, capital position or its financial results.  The Bank, without admitting or denying the charges of unsafe or unsound banking practices and violations of law or regulations, consented to the issuance of the 2008 Order.  The 2008 Order requires that the Bank cease and desist from the following:

•                  operating with a board of directors which has failed to provide adequate supervision over and direction to the executive management of the Bank to prevent unsafe or unsound banking practices and violations of law, rule and regulations related to the BSA;

•                  operating with an ineffective system of internal controls to ensure ongoing compliance with the BSA;

•                  operating without adequate independent testing commensurate with the level of BSA risk;

•                  operating in violation of certain FDIC and Treasury regulations implementing the BSA; and

•                  operating with management whose practices have resulted in violations of law and regulation related to the BSA.

The 2008 Order requires the Bank to take certain corrective actions aimed at resolving any outstanding violations of BSA-related laws or regulations and to develop and implement a revised BSA/AML Program, which is designed to ensure compliance with these BSA-related laws and regulations. ~~The 2008 Order also requires the Bank to, among other things, assess its BSA Department staffing needs, provide for independent testing of BSA/AML Program compliance, conduct a review of certain historical deposit and transaction activity and~~ These corrective actions include the following:

•                  analyze and assess the Bank’s staffing needs in order to provide for an adequate number of qualified staff for the Bank’s BSA department;

1

•                  establish a BSA committee of the board of directors to oversee the Bank’s compliance with BSA regulations and the Bank’s BSA compliance program policies and procedures;

•                  engage a qualified independent third party to conduct BSA compliance testing on an annual basis;

•                  develop a written plan detailing how the Bank will conduct, with the supervision and oversight of an independent and qualified auditor, a review of deposit account and transaction activity for the period from April 17, 2006 to December 3, 2008;

•                  review all Suspicious Activity Reports previously filed by the Bank since April 17, 2006 through December 3, 2008, and amend and resubmit as required any such report that is incomplete and factually inaccurate;

•                  develop, adopt and implement a written customer due diligence program; and

•                  adopt and implement appropriate policies and procedures for identifying and verifying the type and dollar volume of transactions in each deposit account that exceed expected levels of customer cash or wire transfer activity.

The 2008 Order also requires the Bank to submit periodic reports of progress to the FDIC and DFPR. ~~The 2008 Order does not relate to the Bank’s asset quality, capital position or the safety and soundness of its financial operations. The~~ To date, the Bank has implemented numerous improvements that address the requirements of the 2008 Order, such as increasing oversight, supervision and staffing of BSA compliance, improving its practices and procedures to monitor and report transactions and conducting training, as well as providing for auditing and independent testing of Bank practices to ensure adherence to tighter BSA standards.  The Bank has also implemented new software programs that will monitor transactions as required by these BSA standards. Because management believes that the Bank has taken all of the corrective actions that ~~it believes~~ are required by the 2008 Order ~~to address its BSA/AML Program compliance issues~~, as of the date of this report, management believes that the Bank has fully complied in all material respects with the 2008 Order.  The Bank’s regulators recently completed an examination of the Bank’s compliance with the BSA, and in connection with this examination, the Bank expects that the FDIC and DFPR will evaluate whether the 2008 Order should be terminated.

~~On~~Also, in connection with a prior regulatory compliance examination, on April 23, 2009, the Bank entered into an Order to Cease and Desist (the “2009 Order”) with the FDIC based on FDIC findings that the Bank’s program to implement consumer protection related laws and regulations was inadequate and that the Bank had violated certain consumer protection related laws and regulations.  The 2009 Order does not relate to the Bank’s asset quality, capital position, or its financial results.  The Bank, without admitting or denying the charges of unsafe or unsound banking practices and violations of law or regulations, consented to the issuance of the 2009 Order.  The 2009 Order requires that the Bank cease and desist from the following:

•                  operating with management whose policies and practices in the area of consumer compliance are detrimental to the Bank;

•                  operating with a board of directors which has failed to provide adequate supervision over and direction to the active management of the Bank in the area of consumer compliance;

2

•                  failing to develop and administer an effective Compliance Management System that ensures compliance with federal consumer protection laws, regulations and policies;

•                  violating consumer laws set forth in the Bank’s most recent examination report;

•                  failing to establish an effective process to monitor compliance with consumer laws;

•                  operating with ineffective compliance policies and procedures; and

•                  operating with an inadequate compliance audit program.

The 2009 Order requires the Bank to take certain corrective actions aimed at resolving outstanding violations and to implement an improved compliance program.  These corrective actions include the following:

•                  retain management that meets the qualifications required under the Bank’s compliance management system;

•                  retain a full-time compliance officer;

•                  increase the Bank board’s participation in the affairs of the Bank, including the assumption of full responsibility for the approval of sound policies and objectives and for the supervision of all of the Bank’s compliance related activities;

•                  establish a compliance committee of the board of directors that shall include the compliance officer;

•                  ensure that effective compliance monitoring procedures are developed and incorporated into the normal activities of each Bank department;

•                  retain a qualified consultant with the requisite knowledge and experience to assist the Bank in developing an effective compliance management system;

•                  develop a training program related to consumer laws for all Bank personnel;

•                  obtain a quarterly external audit to ensure compliance with consumer laws;

•                  formulate, adopt and implement procedures to ensure that the Bank responses to audit findings are documented and reported to the board of directors;

•                  adopt and implement systems and controls to ensure compliance with the Real Estate Settlement Procedures Act and the Truth in Lending Act; and

•                  develop, adopt and implement internal systems, written procedures and controls to monitor excess transaction activity in MMDA and savings accounts.

The 2009 Order also requires the Bank to~~, among other things, assess its compliance department staffing needs, provide for independent testing of the Bank’s compliance program, conduct a review of certain historical activity and~~ submit periodic reports of progress to the FDIC. ~~The 2009 Order does not relate to the Bank’s asset quality, capital position, the safety and soundness of its financial~~

3

~~operations or internal controls over financial reporting. The Bank is in the process of implementing~~ To date, the Bank has implemented numerous improvements that address the requirements of the 2009 Order, such as hiring a full-time compliance officer, increasing oversight, supervision and staffing of consumer law compliance, and conducting training, as well as providing for auditing and independent testing of Bank practices to ensure adherence to tighter standards.  Because management believes that the Bank has taken all of the corrective actions that are required by the 2009 Order ~~to address its consumer compliance issues~~, as of the date of this report, management believes that the Bank has fully complied in all material respects with the 2009 Order.  The FDIC recently completed an examination of the Bank’s compliance with applicable laws and regulations, and in connection with this examination, the Bank expects that the FDIC will evaluate whether the 2009 Order should be terminated.

4

EXHIBIT 3

RISK FACTORS

Interest rates and other conditions impact the Company’s results of operations.

The Company’s profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. Like most banking institutions, the Company’s net interest spread and margin will be affected by general economic conditions and other factors, including fiscal and monetary policies of the federal government, that influence market interest rates and its ability to respond to changes in those rates. At any given time, the Company’s assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates, the length of loan terms or the mix of adjustable and fixed rate loans in the Company’s portfolio could have a positive or negative effect on its net income, capital and liquidity.

The Company measures interest rate risk under various rate scenarios and using specific criteria and assumptions. ~~A summary of this process, along with the results of the Company’s net interest income simulations is presented at “Quantitative and Qualitative Disclosures About Market Risk” included under Item 7A of Part II of this Form 10-K.~~The Company attempts to maintain a conservative posture with regard to interest rate risk by actively managing its asset/liability GAP position and monitoring the direction and magnitude of gaps and risk. The Company attempts to moderate the effects of changes in interest rates by adjusting its asset and liability mix to achieve desired relationships between rate sensitive assets and rate sensitive liabilities. Movements in general market interest rates are a key element in changes in the net interest margin.  The Company’s policy is to manage its balance sheet so that fluctuations in the net interest margin are minimized regardless of the level of interest rates, although the net interest margin does vary somewhat due to management’s response to increasing competition from other financial institutions.  Although management believes the Company’s current level of interest rate sensitivity is reasonable and effectively managed, significant fluctuations in interest rates may have an adverse effect on the Company’s business, financial condition and results of operations.

The Company’s community banking strategy relies heavily on its management team, and the unexpected loss of key managers may adversely affect its operations.

Much of the Company’s success to date has been influenced strongly by its ability to attract and to retain senior management experienced in banking and financial services and familiar with the communities in its market area.  Kevin J. Acker, Chairman and Chief Executive Officer, Keith W. Acker, Chief Operations Officer, Duane G. Debs, President, and Michael P. Brosnahan, Vice President and Senior Vice President - Lending of the Bank, collectively have over approximately 135 years of banking experience in the Company’s market area and have been instrumental in developing and managing the Company’s business.  The Company’s ability to retain these executive officers~~,~~ and the current management teams and loan officers of its operating subsidiaries will continue to be important to the successful implementation of its strategy. It is also critical, as the Company grows, to be able to attract and retain qualified additional management and loan officers with the appropriate level of experience and knowledge about its market area to implement its community-based operating strategy. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on the Company’s business, financial condition and results of operations.

1

The Company’s ability to pay dividends on its common stock is limited by law.

West Suburban’s ability to pay dividends on its common stock largely depends on its receipt of dividends from the Bank. The amount of dividends that the Bank may pay to West Suburban is limited by federal and state laws and regulations relating to financial institutions.  As an Illinois-chartered bank, under the Illinois Banking Act, the Bank may not generally pay dividends in excess of its net profits.  The payment of dividends by any financial institution is also affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized.  As of December 31, 2009, approximately $17.4 million was available to be distributed as dividends by the Bank to West Suburban while remaining a “well-capitalized” institution. However, the FDIC may restrict the payment of dividends by the Bank. In addition, West Suburban and the Bank may decide to limit the payment of dividends even when they have the legal ability to pay them in order to retain earnings for use in their businesses.

System failure or breaches of the Company’s network security could subject the Company to increased operating costs as well as litigation and other liabilities.

The information technology systems and network infrastructure the Company uses could be vulnerable to unforeseen problems. The Company’s operations are dependent upon its ability to protect its information technology equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in the Company’s operations could have a material adverse effect on its business, financial condition and results of operations. System break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through the Company’s information technology systems and network infrastructure, which may result in significant liability to the Company and may cause existing and potential customers to refrain from doing business with it.

The Company uses third-party service providers to provide certain security services, including network infrastructure and server monitoring and Internet and online banking protection services.  Although the Company, with the help of third-party service providers, intends to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. In addition, advances in information technology capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms the Company and its third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on the Company’s business, financial condition and results of operations.

2

EXHIBIT 4

Members of the Acker family may have a controlling influence on the Company.

As of March 15, 2010, members of the Acker family, which consists of Ralph L. and Arlis Acker, Keith W. Acker, Kevin J. Acker, Craig R. Acker and Alana S. Acker and their related interests, beneficially owned, in the aggregate, 92,682 shares, or 21.7%, of the Company’s outstanding common stock.  As of the same date, Kevin Acker, Chairman and Chief Executive Officer of the Company, Keith Acker, Chief Operations Officer of the Company and President of the Bank, and Craig Acker, a director of the Bank, together beneficially owned 72,976 shares, or 17.1% of the Company’s outstanding common stock.  As a result, the members of the Acker family may have the ability to influence significantly the election of the Company’s directors and the outcome of certain corporate actions requiring shareholder approval.  In addition, because of their positions as executive officers and/or directors of the Company and/or the Bank, each of Kevin Acker, Keith Acker and Craig Acker have the ability to influence the operations of the Company and the Bank.

1

EXHIBIT 5

Executive Overview

At the end of 2007, the United States economy experienced a downturn that continued throughout 2009 and into 2010. During this period, the United States economy experienced rising unemployment, declining home values, extremely low liquidity in the debt markets and declining values and high volatility in the equity markets.  As a result of these conditions, consumer confidence and spending decreased substantially and asset values declined.  Like many other financial institutions, the Company’s financial results for the year ended December 31, 2009 were impacted by the continuing economic downturn.

The economic downturn has impacted the entire state of Illinois, including the Company’s primary market area, located in the western suburbs of Chicago, Illinois.  The unemployment rate in the state of Illinois currently exceeds 11%, and during 2009, job cuts were prevalent in our market area.  Rising unemployment has adversely impacted the ability of certain of our borrowers to meet their ongoing debt obligations.  In addition, real estate demand in the Company’s market area remains weak, resulting in declines in the values of the real estate serving as collateral for certain of the Bank’s loans.  Although management believes that single family residential property values are beginning to stabilize, many other types of properties, including commercial real estate and raw land, remain at extremely weak levels.

As a result of the continuing economic downturn in the national and local economies and declining real estate values, management has focused its attention primarily on improving the performance of the Bank’s loan portfolio.  During 2009, the Bank’s non-accrual loans increased, which adversely impacted its interest income.  The deterioration in the Bank’s loan portfolio has forced the Bank to increase its allowance for loan losses to absorb additional losses in the loan portfolio.  The Bank’s board of directors reviews the level of our allowance for loan losses on a monthly basis and consults with the Bank’s registered public accountant on a quarterly basis.  The board responds as promptly as practicable to new developments in the Bank’s loan portfolio, but it often takes time to implement appropriate changes to the Bank’s allowance.  Although management has aggressively increased the Bank’s allowance for loan losses in response to increasing levels of non-accrual loans, management cannot be certain that it has established the allowance at the correct level, and loan losses in excess of the allowance for loan losses would adversely affect the Bank’s financial condition and results of operations.  In addition, as a result of increasing levels of foreclosures, the Bank’s other real estate owned portfolio increased dramatically in 2009, further decreasing its interest income. Management has had to focus additional time and effort on selling these properties, and the Bank has incurred significant costs in connection with maintaining the properties, including real estate taxes, management fees and insurance costs.  Management continues to aggressively pursue quick sales of the foreclosed assets in the Bank’s portfolio, but due to weak real estate demand in the Bank’s market area, management is not able to dispose of these properties as promptly as desired.

In response to the concerns over credit quality in the Bank’s loan portfolio, the Bank has applied tighter underwriting standards to both new loan originations, and the Bank has made fewer exceptions to these standards.  The Bank continues to see low levels of quality demand for credit. However, the Bank’s willingness to make loans to qualified applicants that meet its traditional, prudent lending standards has not changed.

1

In response to the economic downturn, the Federal Reserve has maintained interest rates at historical low levels and has used various forms of monetary policy in an attempt to drive down long-term interest rates.  The presence of these historically low interest rates has created net interest challenges for the banking industry in general and the Bank in particular.  This interest rate environment has resulted in low-yielding investment opportunities, adding to the downward pressure on the Bank’s interest income.  Because management believes that interest rates will increase over the next few years, management has been focused on investments for the Bank’s securities portfolio that are expected to retain their value in a rising rate environment.  Specifically, the Bank has invested in mortgage-backed securities issued by United States government sponsored enterprises with average maturities of less than five years.  In addition, movements in general market interest rates are a key element in changes in the Bank’s interest rate margin, and the Bank’s interest rate margin has declined in this environment.  Management expects the interest rate environment to remain at historically low levels throughout most, if not all, of 2010, which will likely cause these trends to continue in the short-term.

During 2009, management was also focused on resolving the issues raised by the Bank’s regulators in two Cease and Desist Orders.  On December 3, 2008, the Bank entered into an Order to Cease and Desist with the FDIC and the DFPR, which is based on FDIC and DFPR findings that the Bank’s Secrecy Act/Anti-Money Laundering Program was inadequate and that the Bank had violated various laws and regulations related to the Bank Secrecy Act.  On April 23, 2009, the Bank entered into a second Order to Cease and Desist with the FDIC based on FDIC findings that the Bank’s program to implement consumer protection related laws and regulations was inadequate and that the Bank had violated certain consumer protection related laws and regulations.  Both the 2008 Order and the 2009 Order require the Bank to take certain corrective actions aimed at resolving any outstanding violations of laws or regulations and to implement revised programs intended to address future compliance.  Neither of the orders relates to the Bank’s asset quality, capital position or its financial operations.  The Bank’s regulators recently completed an examination of the Bank’s compliance with the Bank Secrecy Act and other laws and regulations, and in connection with this examination, the Bank expects that the FDIC and DFPR will evaluate whether the 2008 Order and the 2009 Order should be terminated.

2